Range Capital Acquisition Corp II

44 Main Street

Cold Spring Harbor, NY 11724

September 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford and Laura Crotty

RE:	Range Capital Acquisition Corp II (the “Company”)

Registration Statement on Form S-1

(File No. 333- 290118) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on September 30, 2025, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Range Capital Acquisition Corp II

By:	_/s/ Tim Rotolo
Name: Tim Rotolo
Title: Chief Executive Officer